Exhibit 99.1

Tarena to Hold an Extraordinary General Meeting on February 20, 2024

BEIJING, Jan 2, 2024 /PRNewswire/ — Tarena International, Inc. (NASDAQ: TEDU) (“Tarena” or the “Company”), a leading provider of IT professional education and IT-focused supplementary STEAM education services in China, today announced that it will hold an Extraordinary General Meeting of Shareholders (the "EGM") at Conference Room 1, 6/F, No. 1 Andingmenwai Street, Litchi Tower, Chaoyang District, Beijing 100011, People’s Republic of China, on February 20, 2024 at 10:00 am (Beijing time).

The purpose of the EGM is for the Company’s shareholders to consider, and if thought fit, approve the change of the Company’s legal name from “Tarena International, Inc.” to “TCTM Kids IT Education Inc.”. The proposed name change will not affect any rights of shareholders or the Company’s operations and financial position.

The board of directors of the Company has fixed the close of business on January 8, 2024 as the record date (the “Record Date”) in order to determine the shareholders entitled to receive notice of the EGM or any adjourned or postponed meeting thereof. The Notice of EGM and form of proxy for the EGM are available on the Company’s website at https://ir.tedu.cn.

Holders of the Company’s ordinary shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend the EGM and any adjournment or postponement thereof in person. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

About Tarena International, Inc.

Tarena is a leading provider of IT professional education and IT-focused supplementary STEAM education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in IT and non-IT subjects. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Tarena also offers IT-focused supplementary STEAM education programs, including computer coding and robotics programming courses, etc., targeting students between three and eighteen years of age. Aiming to encourage “code to learn,” Tarena embraces the latest trends in STEAM education and technology to develop children's logical thinking and learning abilities while allowing them to discover their interests and potential.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about Tarena’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans.

Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

For further information, please contact:

Investor Relations Contact

Tarena International, Inc.

Email: ir@tedu.cn

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